Filed by EMC Corporation.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No. 000-27358

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Elite Merger Corporation, a wholly owned subsidiary of EMC, and Documentum, Inc. (“Documentum”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on October 14, 2003, and is incorporated by reference into this filing.

EXPLANATORY NOTE

     On October 14th, 2003, EMC Corporation (“EMC”) filed a Key Messages and FAQ document with the Securities and Exchange Commission (the “October 14th Filing”). The October 14th Filing contained a typographical error in the answer to the question: “WHAT ARE THE FINANCIAL TERMS OF THE TRANSACTION?”

     This filing is intended to amend the October 14th Filing in order to correct the typographical error by replacing such question and answer with the following revised question and answer:

“WHAT ARE THE FINANCIAL TERMS OF THE TRANSACTION?

EMC will issue approximately 109 million shares of its Common Stock for all of the outstanding shares of Documentum’s common stock. In addition, EMC will reserve approximately 35 million shares of its Common Stock for issuance upon exercise of Documentum stock options being assumed in the acquisition.”

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, EMC and Documentum intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and Documentum are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, Documentum and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and Documentum with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’ filings may be obtained by directing a request to EMC. You can request this information via the web at

www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Documentum’s filings may be obtained by directing a request to Documentum Investor Relations, Documentum, Inc., 6801 Koll Center Parkway, Pleasanton, CA 94566. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by Documentum on Documentum’s website at www.documentum.com.

Documentum, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Documentum stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.

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